755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018 TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,

ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

August 22, 2005	Writer’s Direct Contact
650/813-5641
JBastian@mofo.com

By EDGAR and Mail

Mr. Robert F. Telewicz, Jr.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glenborough Realty Trust Incorporated

Comments on Item 4.02 Form 8-K Filed August 9, 2005

File No. 001-14162

Dear Mr. Telewicz:

On behalf of our client, Glenborough Realty Trust Incorporated (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of August 15, 2005 which was received by the Company on August 15, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 8-K

1.	We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

RESPONSE:

In response to this comment, the Company supplementally advises the Staff that it intends to file its amended Annual Report on Form 10-K/A for the year ended December 31, 2004, and its amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005, to reflect restatements to the Company’s consolidated financial statements as soon as practicable but in no event later than September 30, 2005.

Mr. Robert F. Telewicz, Jr.

August 22, 2005

Page Two

2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended March 31, 2005, September 30, 2004, June 30, 2004 and March 31, 2004 as well as the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.

RESPONSE:

In response to this comment, the Company supplementally advises the Staff that the certifying officers have reconsidered the effect on the adequacy of the disclosure controls and procedures as of the end of the periods covered by the Company’s Forms 10-Q for the periods ended March 31, 2005, September 30, 2004, June 30, 2004 and March 31, 2004 as well as the period covered by the Company’s Form 10-K for the year ended December 31, 2004 in light of the errors that gave rise to the restatements, as reflected in our Current Report on Form 8-K/A furnished to the Commission on August 19, 2005. Further, the Company currently believes that because such errors have been remediated, the errors had and will have no effect on its current evaluation of disclosure controls and procedures relating to the Company’s fiscal year ending December 31, 2005.

The Company hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/    Justin L. Bastian

cc: Stephen R. Saul